Soligenix, Inc.

29 Emmons Drive, Suite C-10

Princeton, NJ 08540

November 22, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-1 (SEC File No. 333-214038)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1 (SEC File No. 333-214038), as amended (the “Registration Statement”), be declared effective on November 22, 2016, at 12:00 p.m., Eastern Time, or as soon as practicable thereafter.

In making this request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Soligenix, Inc.

		By:	/s/ Christopher J. Schaber
Christopher J. Schaber President and Chief Executive Officer
cc:	Driscoll R. Ugarte, Esq. Duane Morris LLP